Exhibit 99.1

Blue Hat Interactive Entertainment Technology Announces Signing of Non-Binding Letter of Intent to Acquire a Controlling Equity Interest in Fuzhou Csfctech Co., Ltd.

XIAMEN, China, Dec. 6, 2019 /PRNewswire/ — Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China, today announced that it has signed a non-binding letter of intent to acquire a controlling equity interest in Fuzhou Csfctech Co., Ltd. (“Csfctech”), a developer and distributor of mobile games in China with an international user base across Mainland China, Japan, Taiwan, the United Arab Emirates and Africa, subject to customary conditions. There is no assurance that the proposed transaction will be consummated.

Blue Hat expects the proposed transaction would strengthen its product offerings by integrating Csfctech’s research and development capabilities as well as Csfctech’s strong gaming operations and distribution platforms, which currently include over 100 games. Csfctech’s current product pipeline includes esports games, role-playing games and virtual reality games.

“Blue Hat is excited by this potential opportunity to enhance our revenue base and marketing capabilities and add new product lines,” said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. “The proposed acquisition reflects our strategy to enrich our interactive entertainment product portfolio following our listing on The Nasdaq Capital Market in July 2019. We look forward to pursuing further growth opportunities in the near future, both organically and through strategic investments.”

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

About Csfctech

Fuzhou Csfctech Co., Ltd., founded in 2011 with its headquarters in Mainland China, is a developer and distributor of mobile games in China with an international user base across Mainland China, Japan, Taiwan, the United Arab Emirates and Africa. In addition to developing its own mobile games, Csfctech has also launched intellectual property partnerships with leading players in the animation and film industries.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Melody Liu
Phone: +1 (425) 363-8048
Email: ir@bluehatgroup.net

Sophie Huang
Phone: +86 (592) 550-0129
Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com